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LETTUCE GROW

LETTUCE GROW

Inc. 5000 fastest-growing company reimagining the produce aisle

Highlights

VC-Backed
Raised $250K or more from a venture firm

$10M+ Revenue
Earned over the last 12 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. $60M+ in cumulative revenue; 72% increase in revenue per employee YoY

2 Launching retail at Costco Feb '25 to catapult awareness and drive revenue growth

3 Inc. 5000 fastest-growing company; #11 in California

4 Celebrity co-founder Zooey Deschanel (star of Fox's New Girl)

5 Award-winning team from MIT, Nokia, & L'Oreal with 3 exits

6 140,000 growers across 50 states in USA, Canada, & UK

7 $1,200 customer lifetime value & $108 acquisition cost w/46-month average lifespan

8 Backed by top VCs Structure Capital (Uber), Collaborative Fund (Sweetgreen), Gather (Misfits)

Team



Jacob Pechenik Founder & CEO

Serial entrepreneur. Co-founded TechTrader & YellowJacket Software (grew to $1T in trading volume; acquired by Intercontinental Exchange NYSE:ICE). Financed & produced 34 films (Jobs, Oscar nominated Before Midnight). MIT Chemical Engineering BS.



Greg Campbell Founder & CTO

Tech genius. Co-founded 4 companies w/Jacob Pechenik: TechTrader (grew team to 40 engineers), YellowJacket, The Farm Project, Lettuce Grow. VP Technology at SolarMetric (acquired by BEA / Oracle). MIT Electrical Engineering BS. MIT Computer Science MEng.



Zooey Deschanel Founder & Brand Ambassador

Actress, musician, entrepreneur. Co-founded HelloGiggles (acquired by Time, Inc.). Launched Merryfield app to make healthier food more affordable. Former host of Attn:'s "Your Food's Roots".

Won 3 Golden Globes & Emmy nominated for star role in New Girl.



Pip Tompkin Chief Design Officer

Design leader. Red Dot, iF, Core77, Industrial Design Society of America awards. Former brand advisor to Twitter, Microsoft, Nokia. Rebranded FAO Schwarz & Sharper Image. Royal College of Art Industrial Design MS. Northumbria University Industrial Design

Memo

Why invest in Lettuce Grow

Lettuce Grow is the future of fresh food. As the movement toward clean, unprocessed, healthier food gains momentum and demand rises, we're at the forefront of reshaping an entire industry to make fresh and delicious produce accessible to everyone.

Backed by top VCs including Structure Capital, Collaborative Fund, Gather Ventures, Gaingels, and SoGal Ventures, we've seen phenomenal growth that has earned us a spot on the Inc. 5000 list. With a large and rapidly expanding community of loyal customers who stay with us for an average of nearly 4 years, we've built a coveted fresh food consumer brand.





Now, we are building on the success of our at-home hydroponics solution to expand into retail and become a household name in the $62B produce market, giving even more Americans access to truly fresh produce—at home and in local stores nationwide.

How it all started

From our CEO and Co-Founder, Jacob Pechenik

When Zooey and I found out we were going to be parents, our priorities completely changed. We thought about the food we would feed our children and were shocked to learn 70% of our food is processed and often laden with toxic chemicals. We knew our kids - and everyone's kids - deserved better.

After starting a commercial organic farm, we quickly realized that packaging, transportation, waste, and distribution are still major issues. We founded Lettuce Grow to develop a fresh food system that

and distribution are still major issues. We founded Lettuce Grow to develop a fresh food system that delivers accessible, organic, nutrient-dense produce without the waste. Together, we're leading a fresh food revolution for a more sustainable and nourishing world.



PROBLEM

The fresh food system is broken

Our over-industrialized food system is built for shelf life, not freshness—sacrificing nutrition for processed, packaged foods and leaving us with tasteless, days-old produce.

Grocery store produce is dead:

Treated with several of


52+
common toxic chemicals
10+
days old
Wrapped in plastic
70%
nutrient depleted
Leads to
40%+
waste

Harmful farming and distribution practices in the fresh food industry also deplete our soil, reduce biodiversity, create food waste, and accelerate climate change.


Consumers (& the planet) deserve better:
73%
Americans willing to pay more for products that guarantee transparency
84%
Americans concerned about plastic waste from packaging
#1
Grocery item that Americans want more of this year: fresh vegetables
54M
Americans engage in food gardening

[Source: Consumer trends food & wellness 2024, The New Consumer & Coefficient Capital and National Gardening Association Annual Survey 2022]

However, most Americans don't have the time, space, or experience required to successfully grow their own food at home.

SOLUTION

Grow your own groceries





At Lettuce Grow, we make growing your own food simple and easy.

We send our growers living baby plants



Growers continue growing the plants in a Farmstand



Our AI-powered app provides growing advice + recipes



Growers enjoy delicious, nutrient-packed, eco-friendly produce







100+ varieties of greens, herbs, edible flowers, and veggies

Requires only 10 minutes of maintenance each week



2X yield compared to traditional gardening methods

100% germination success rate

Zero waste, zero mess

Alyssum, Amara Mustard, Amaranth, Arugula, Banana Pepper, Beefsteak Tomato, Bell Pepper, Bibb Lettuce, Birds Eye Thai Pepper, Borage, Bok Choy, Broccoli, Broccolini, Butter Lettuce, Calendula, Carmen Pepper, Cauliflower, Celery, Celine Purple Beans, Chamomile, Cherokee Tomato, Chervil, Chives, Chinese Cabbage, Cilantro, Collards, Cress, Cucamelons, Cumin, Dandelion, Dapple Lettuce, Dazzling Blue Kale, Delicata Squash, Dianthus, Dill, Dragon's Tongue Beans, Eggplant, Endive Frisee, Epazote, Escarole, Fennel Fenugreek, French Radish, Genovese Basil, Gold Rush Beans, Grape Tomato, Green Bean, Green Bok Choy, Green Bunching Onion, Green Butterhead Lettuce, Green Oakleaf Lettuce, Greens Mix, Habanero Pepper, Heirloom Tomato, Hot Cakes Stock, Ironman Kale, Jalapeno Pepper, Kohlrabi, Komatsuna, Lalique Lettuce, Lavender, Lemon Balm, Lemon Verbena, Lolla Rossa Lettuce, Lovage, Lunchbox Pepper Mix, Mache Vit, Marigold, Marjoram, Melon, Merlot Lettuce, Merlot Napa Cabbage, Mini Cucumber, Mini Eggplant, Mizuna, Muir Lettuce, Nasturtium, Opal Basil, Orange Cauliflower, Oregon Spring Tomato, Oregano, Pansey, Papalo, Parsley, Patty Pan Squash, Peppermint, Plum Tomato, Poblano Pepper, Pomegranate Crunch Romaine, Pumpkin, Purple Bunching Onion, Purple Pea, Purslane, Radicchio, Red Bok Choy, Red Express Cabbage, Red Fire Lettuce, Red Russian Kale, Romaine, Romanesco, Sage, Scarlet Kale, Shiso, Shishito Pepper, Snapdragon, Snow Pea, Sorrel, Spaghetti Squash, Spearmint, Spinach, Stevia, Strawberry, Sugar Sprint Pea, Swiss Chard, Tarragon, Tatsoi Thai Basil, Thyme, Tiara Cabbage, Tomatillo, Zucchini

Sugar Sprint Pea, Swiss Chard, Tarragon, Tatsoi, Thai Basil, Thyme, Tiara Cabbage, Tomatillo, Zucchini

Now coming to a grocery store near you...

We are expanding beyond e-commerce to transform the grocery aisle with the introduction of living, full flavor, no-waste, zero plastic herbs and greens.

This retail launch will bring our nutrient-rich, chemical-free seedlings directly to your local grocery store, setting new standards in quality and sustainability while positioning Lettuce Grow as the premium and preferred choice for in-store produce.







eat fresh, healthy, nutritious tasty food.
genovese basil
butter lettuce
LETTUCE GROW
live longer.

Seedlings can be brought home to continue growing in a Farmstand or purchased alongside our newest and most affordable product, the Counterstand.

This thoughtfully designed product, available with our optional Grow Light, looks beautiful on any table or countertop and makes growing and storing fresh produce at home more accessible than ever.

Introducing the standout brand in the produce aisle



Living
Full-flavor
No waste
Zero plastic
Grow Your Own Groceries at Home
Enjoy more flavor
Reclaim your nutrition
Avoid toxic pesticides
Reduce food waste
Want to Grow Even More?
The Counterstand
LETTUCE GROW
Pairs with Lettuce Grow's individual, organic seedlings
Grow in direct sunlight or with our LED Grow Lamp
Cut and eat as desired, grow up to 12 weeks

Answering customer demand
Lettuce Grow
Admin November 20 at 11:06 AM
Would you want Lettuce Grow seedlings available in your local grocery store? 🌱 💚
Yes, absolutely! 86% >
No, I prefer delivery. 14% >





Convenient in-store availability of living seedlings and the Counterstand will expand our customer base, boost retention, and accelerate long-term growth through a model that also reduces our biggest costs– fulfillment and marketing.

Lettuce Grow has a growing, super loyal customer base

Our customers rave about the Lettuce Grow experience.

With an average 4.8/5 ⭐in our webshop and a 4.8/5 in the Apple App store, Lettuce Grow is the leading at-home hydroponics brand.







Rating on lettucegrow.com

Download on the App Store

GET IN ON Google Play

	LETTUCE GROW	Leading Food Delivery Company
12 Month Retention	75%	<10%

Monthly Customer Churn	~2.1%	~7.7%
Avg. Lifespan of Customer	46 mos.	13 mos.
Avg. # of Lifetime Orders	9.1	4
Payback on Customer Acquisition Costs	Day 1 (2x)	6 mos.

11 LTV/CAC, 140K+ Growers

Why customers love us:



Cost Effective

Pays for itself in 9 months; saves $500-$1,500/yr on groceries



Autonomy

Avoid supply chain shortages when you grow food yourself



Clean Produce

Organic, non-GMO alternative to chemically treated produce



Quality Ingredients

Harvest living produce for full flavor and nutrient density



Experiential

Ongoing and engaging experience to reconnect with nature, food, and loved ones



Sustainable

Use 98% less water, eliminate landfill waste; reduce carbon emissions from transportation



★★★★★

ZOEY C. · 07/03/2024

Loveeee my farmstand!! Favorite part of my day is taking care of it or picking herbs for my breakfast or cute lil flowers to make cocktails. Must have in every household!



★★★★★

HILLARY T. · 5/8/2024

I live in Florida where it can be difficult to grow produce in the ground due to the high number of predators, pests, and sweltering summer heat. The fact that I have veggies pretty much growing year-round is nothing short of a miracle. It's ridiculously easy, very forgiving if you make a mistake, and encourages our entire family to eat a veggie at every meal. That's no small feat with teenage boys. They even prefer homegrown salads to those with store-bought ingredients. Win!

★★★★★

CHRISTA B. · 6/11/2024

Do it. Two weeks in I was fed. It just keeps growing. It is better than anything you are buying in the store. Texture, taste, the experience of picking what you eat. It's all there. The varieties keep it interesting. No waste! I eat beautiful, perfect greens whenever. Serve a salad. People will notice it. I didn't expect it to be such a luxury! I can't go back. It's a resort vs Motel 6 except your food.



★★★★★

WINDY S. · 06/25/2024

From Brown Thumb to Green. The fact that I have been able to grow anything completely amazes me! That it looks so beautiful in my home is such an added bonus!

We've partnered with leading food & wellness brands









material

CYMBIOTIKA

BRIGHTLAND CA





lomi

HEXCLAD

THISTLE

Brand partner highlight: Chipotle





LETTUCE GROW
Farmstands
Seedlings
Accessories
Resources
About Us
Recipes
Chef Brauze
CHIPOTLE MEXICAN GRILL
"At Chipotle, we understand that a few simple, fresh ingredients can make amazing food. In fact, we are so confident in this that we partnered with Lettuce Grow to show how you can very easily grow and make some of our favorite recipes!"
- Chef Chad Brauze, Chipotle's Executive Chef
Jalapeños
Cherry Tomatoes
Cilantro
Green Onion
Romaine Lettuce
Lunchbox Peppers

BEAST



HEXCLAD



lomi

Amplified by celebrity growers with 2B+ collective reach



Zooey Deschanel
Kourtney Kardashian
Billie Eilish
Miley Cyrus
Simone Biles
Diplo
Chrissy Teigen
Evan Rachel Wood
LeBron James
Lizzo
Bruce Willis
Halle Berry
Shay Mitchell
Jonathan Scott
Matt James
Eddie Huang
Esther Choi
Zoe Saldana
Claudia Sulewski
Finneas

The press raves about us

FAST COMPANY

Forbes

Inc.

bon appétit

REAL SIMPLE

 apartment therapy

ELLE





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This video does not exist.

Led by a powerhouse team from MIT, L'Oreal with 3 exits

Our seasoned team has led global teams at L'Oréal and built brands for Twitter, Microsoft, and iRobot. Lettuce Grow's co-founders Jacob and Greg, both graduates of MIT, have founded and scaled four companies together, including an energy trading platform that reached $1T+ in transaction volume, which was acquired by the parent company of the New York Stock Exchange.



Jacob Pechenik,
Founder & CEO



Gregory Campbell,
Founder & CTO



ice
Institute of Technology
TechTrader
THE OSCARS
ice
Institute of Technology
ORACLE
Zooey Deschanel, Founder & Brand Ambassador
HelloGiggles
MERRYFIELD
GOLDEN GLOBE AWARDS
EMMYS
Carolina Antonini, VP Operations
L'ORÉAL
INSA LYON
SPECRIGHT
Pip Tompkin, Chief Design Officer
reddot design award
SHARPER IMAGE
twitter
NOKIA
Alexis Sepkovic Creative Director
NIKE
CERVEZA PACIFICO CLARA
BURTON

We're united by a strong passion for innovating the food system and supporting consumer health - with the track record and expertise to build the next big ethical food brand.

Diversified revenue streams drive replicable growth

Lettuce Grow generates revenue through the sale of Farmstands, consumables, and accessories via our website, app, and occasionally via select retailers such as Goop, Costco, BestBuy, and West Elm. We provide everything customers need to grow fresh produce at home, from living seedlings and

nutrients to hardware upgrades like glow rings and cleaning kits.

With a subscription-like model, our customers return frequently for refills and upgrades, leading to strong recurring revenue and steady consumables and accessory sales, which represent approx. 60% of our total revenue.



Consistent engagement has led to profitable unit economics with an LTV/CAC ratio of 11 based on a lifetime value of $1200 and customer acquisition cost of $108 as measured in H1 2024.

We've made significant improvements to our bottom line by reducing operating expenses and rightsizing our headcount.

Revenue Per Employee

Our **revenue per employee almost doubled from 2022 to 2023**, reflecting our increased operational efficiency.

ACTUAL
$554k
2023

ACTUAL
$306k

ACTUAL
$322k

ACTUAL



Gross Margin: 42% ➞ 51%

Expansion into retail with the Counterstand, the grow light, and seedlings will radically accelerate revenue growth. We're projecting $50K+ gross profit per store annually and are in late-stage discussions to launch with one of the largest retailers in the country, bolstered by an additional $50M sales pipeline.

With improved gross margins, reduced COGS from retail distribution, and topline revenue growth driven by retail sales, we're on track to achieve consistent profitability by 2025.

Revenue & EBITDA Projections



Note: Projections are Management estimates. Future performance is not guaranteed and subject to change.

Becoming a household name

As Lettuce Grow evolves into a household name for fresh produce, our special edition Counterstands and seasonal seedlings expand our product offerings while tapping into the network effects of partnerships and design-forward collaborations with brands like R+D.LAB, Kinto, and Heath Ceramics, and specialty retailers.

We're even developing a playful, kid-friendly version of the Counterstand to engage the entire family in healthy eating and make growing food a fun, hands-on experience for all ages.



Growing brand equity to deliver value for investors

We are building the trusted fresh food brand in an industry filled with commoditized and greenwashed produce.

The potential to build a unicorn food brand in a commoditized market has been proven by Vital Farms (NASDAQ:VITL), which built consumer demand for branded eggs. Vital Farms reached a $1.3B market cap after a blockbuster IPO with revenue solely from eggs and butter.


Forbes
EDITORS' PICK
Vital Farms' Blockbuster IPO Proves Wall Street Has An Appetite For Sustainable Farming
FOODDIVE
Sign up
Vital Farms stock climbs 60% after IPO
CEO Russell Diez-Canseco said the pasture-raised eggs company can do its job best if it's answering to the public.
MarketWatch
Vital Farms shares soar 63% in trading debut after IPO priced above proposed range

At Lettuce Grow, we're setting the produce standards for quality, taste, and environmental impact so consumers everywhere write 'Lettuce Grow' on their shopping list.

Join the fresh food revolution

Lettuce Grow is the future of fresh food. We're leading the next frontier in food innovation so that consumers everywhere can enjoy delicious, nutrient-dense, clean produce.

With our retail expansion, we're set to transform the produce aisle, bringing premium living greens into stores and reshaping how the world grows, buys, and enjoys food - food that's good for you and our planet.

We've closed $22M from leading VCs backing iconic brands like Uber, Sweetgreen, and Beyond Meat. Now, you can invest on the same terms as these top-tier investors to revolutionize the fresh food system. Together, we're building a healthier, more sustainable planet for all.

Earn perks when you invest!

Earn perks when you invest!

$500

One Lettuce Grow 1st edition Counterstand product

$1,500

35% one-time discount at LettuceGrow.com

$5,500

Donate one Lettuce Grow Farmstand & curriculum on your behalf to a school or NPO of your choice

$10,000

Lettuce Grow virtual educational experience for a school of your choice

$25,000

Lunch with Lettuce Grow Co-Founder & CEO Jacob Pechenik (travel & accommodation not included)



Invest in Lettuce Grow!

@LETTUCEGROW | LETTUCEGROW.COM

Forward looking projections are not guaranteed